ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 22 OCTOBER 2010	OTCBB Code: OBTMY

WAIVER OF MEDIUM TERM INCENTIVE BONUSES

PERTH, AUSTRALIA – 22 October 2010: Orbital Corporation Limited (ASX: OEC – ‘Orbital’) announces that all participants in the Company’s Medium Term Incentives (“MTI”) scheme, as detailed within the 2010 Annual Report, have voluntarily and irrevocably waived their right to their MTI cash bonuses.

As set out in the Remuneration Report, a key performance hurdle in relation to profit after tax was achieved for the 2010 financial year, after including the gain on restructuring the Western Australian Government loan. The Company’s overall net profit for the year triggered an award under the MTI scheme.  The intention of the Board was to recognize this achievement by approving part of the MTI bonus and accruing this in the accounts - but not paying it out.

Orbital’s Chairman, Peter Day stated, “The Board attached a condition precedent, that the bonus would not be paid out until the Company was producing sustainable profits, generating cash and had adequate cash reserves.  Based on Board and Management feedback, these constraining conditions, appear to not have been adequately communicated both internally and externally to shareholders.”

Mr Day also stated “The restructure of the WA Government loan is significant to Orbital.  The benefits are real; the amount payable has been reduced and additional time has been given for repayment.  A significant uncertainty affecting the Company has been removed.”

Terry Stinson, CEO and MD stated, “In an effort to remove all ambiguity surrounding the intention of the bonuses, and to allow us to get back to focusing on building a successful business, all participants of the MTI Scheme have unanimously and irrevocably waived all and any entitlement to the FY2010 MTI bonus accrual.  We respectfully asked the Board to agree to our waiver of rights to the bonus and the Board has accepted our proposal.  The Board and Management are fully aligned with this decision.  The Board and Management believe that this is the most effective and equitable way to eliminate any misconceptions or misunderstandings that may exist with stakeholders and to refocus on our business”.

The Company will record a reversal of the present liability for the cash bonuses, as recorded in the 2010 Financial Statements, by reflecting a credit to the Company’s Income Statement of $400,000 in the 2011 financial year.

ENDS

CONTACTS	Mr Peter Day Chairman Mr Ian Veitch Company Secretary	Telephone +61 8 9441 2311 Email Info@orbitalcorp.com.au Websites: www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.